SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  18)*

CONE MILLS CORPORATION

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

206814 10 5

(CUSIP Number)

Albert A. Woodward, Esq.

Leonard, Street And Deinard, P.A.

150 South Fifth Street

Suite 2300

Minneapolis, Minnesota  55402

(612) 335-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 206814 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Temple Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 242,160

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 242,160

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 1.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 206814 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard Fitzgerald

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 242,160

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 242,160

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 242,160

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 1.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 206814 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jess M. Ravich

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,300

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 11,300

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) <0.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 206814 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Charles Barry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 300,000

	8.	Shared Voting Power 1,035,360

	9.	Sole Dispositive Power 300,000

	10.	Shared Dispositive Power 1,035,360

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,335,360

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 5.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 206814 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert C. Klas, Sr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 529,800

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 529,800

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 529,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 2.1%

14.	Type of Reporting Person (See Instructions) IN

INTRODUCTION

The Holders originally filed a Schedule 13D relating to Cone Mills Corporation (the “Issuer”) on December 16, 1998.  The original filing was amended on January 19, 1999, February 16, 1999, March 9, 1999, June 16, 1999, September 30, 1999, November 4, 1999, March 9, 2000, July 14, 2000, December 22, 2000, March 28, 2001, April 26, 2001, June 6, 2001, November 13, 2001, February 7, 2002, June 7, 2002, November 26, 2002 and February 5, 2003.  This filing is the eighteenth amendment to the original Schedule 13D filing.

The Holders’ responses to Items 1 and 3 remain unchanged, and the Holders hereby restate the information contained in the original filing and subsequent amendments thereto for those items.

Item 2.	Identity and Background

This statement is filed jointly by the individuals and entities identified below (collectively the “Holders”).  There have been no changes in the background, occupations, or addresses of the Holders since the filing of the last Schedule 13D Amendment to which this filing is an amendment, except that Jess Ravich has joined the Schedule 13D filing group.

1.	Marc H. Kozberg
2.	The Temple Company, L.L.P.
3.	Charmel Limited Partnership
4.	Charmel Enterprises, Inc.
5.	Richard Fitzgerald
6.	Charles Barry
7.	Melanie Barry
8.	Marvin W. Goldstein
9.	Robert C. Klas, Sr.
10.	Edward S. Adams
11.	Oak Ridge Capital Group, Inc.
12.	Jess M. Ravich, President, Libra Securities, LLC, 11766 Wilshire Blvd., Suite 870 Los Angeles, CA 90025

During the last five years, none of the Holders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Holder been a party to a civil proceeding where, as a result of such proceeding, a Holder became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction
The Holders incorporate by reference their disclosures in Item 4 to their original Schedule 13D and prior amendments thereto.
The Holders’ previous Schedule 13D amendment disclosed that the Holders intended to nominate a slate of directors at the Issuer’s next annual meeting of shareholders and solicit proxies for the election of such nominees.  To this end, the Holders are filing with the Securities and Exchange Commission, contemporaneously with this filing and under the name “Cone Mills Shareholders’ Committee,” preliminary proxy solicitation materials on Schedule 14A pursuant to which they are nominating Charles Barry, Randall Kominsky and Edward S. Adams to stand for election as directors at the next meeting of the Issuer’s shareholders.  Mr. Barry is a Minneapolis businessman.  Mr. Kominsky is President of Alliance for Financial Growth, Inc.  Prof. Adams is the Howard E. Buhse Professor of Law and Finance and Co-Director of Kommerstad Center for Business Law and Entrepreneurship at the University of Minnesota.

Item 5.	Interest in Securities of the Issuer
Information with respect to the aggregate number, and percentage, of all outstanding Common Stock beneficially owned as of February 27, 2003 by each of the Holders is set forth below:

Name	Number of Shares of Common Stock	Percentage of Outstanding Shares
Marc H. Kozberg (5)	253,500	1.0%
The Temple Company, L.L.P.	242,160	1.0%
Charmel Limited Partnership	793,200	3.1%
Charmel Enterprises, Inc. (2)	793,200	3.1%
Richard Fitzgerald (1)	242,160	1.0%
Charles Barry (1)(2)(4)	1,335,360	5.2%
Melanie Barry (2)	793,200	3.1%
Marvin W. Goldstein (3)	361,423	1.4%
Robert C. Klas, Sr.	529,800	2.1%
Edward S. Adams (6)	63,489	0.2%
Oak Ridge Capital Group, Inc.	50,500	0.2%
Jess M. Ravich (7)	11,300	<0.1%

(1) Includes 242,160 shares of Common Stock owned by The Temple Company, L.L.P.
(2) Includes 793,200 shares of Common Stock owned by Charmel Limited Partnership
(3) Includes 2,000 shares of Common Stock held in custodial accounts for which Mr. Goldstein is the custodian; includes 1,000 shares of Common Stock purchasable under currently exercisable options.
(4) Includes 300,000 shares of Common Stock held by Wells Fargo Bank, as Trustee of the Twin Cities Fan & Blower Co. Profit Sharing Plan FBO Charles Barry.

(5)    Includes 3,000 shares of Common Stock purchasable under currently exercisable options and 50,500 shares owned directly by Oak Ridge Capital Group, Inc., of which Mr. Kozberg is Chief Executive Officer.

(6) Includes 20,000 shares of Common Stock owned directly by Mr. Adams’ spouse.
(7) Includes 11,300 shares held by Ravich 1989 Revocable Trust.

The Holders’ responses to Items 7 through 13 of the cover pages of the statement are incorporated herein by reference.  Cover pages have been included in this filing only to the extent a Holder’s beneficial ownership in the securities of the Issuer has changed since the most recent filing of a Schedule 13D amendment to which this statement is an amendment.

According to the Issuer’s most recent Form 10-Q filing with the SEC, the Issuer had 25,757,344 shares of Common Stock outstanding as of October 28, 2002.  The Holders, as of February 27, 2003, collectively beneficially own 2,550,872 shares of the Issuer’s Common Stock and options to purchase 4,000 shares of the Issuer’s Common Stock, constituting, in the aggregate, approximately 9.9% of the Issuer’s outstanding voting Common Stock.

The following transactions by the Holders in Common Stock of the Issuer have not been previously reported by the Holders in a Schedule 13D amendment:

Name	Date	Type of Transaction	Number of Shares	Price/ Share
Charles Barry (2)	2/11/2003	Buy	25,500	1.6766
Charles Barry (2)	2/18/2003	Buy	15,900	1.7469
Charles Barry (2)	2/24/2003	Buy	15,600	1.8307
Charles Barry (2)	2/25/2003	Buy	59,800	1.8412
Charles Barry (2)	2/26/2003	Buy	8,200	1.8372
The Temple Company	2/12/2003	Buy	8,500	1.6847
The Temple Company	2/13/2003	Buy	42,700	1.7432
The Temple Company	2/19/2003	Buy	26,200	1.8466
The Temple Company	2/20/2003	Buy	5,700	1.88
The Temple Company	2/24/2003	Buy	16,900	1.8307
Jess M. Ravich (1)	2/10/2003	Buy	11,300	1.60
Robert C. Klas, Sr.	2/27/2003	Buy	4,800	1.84

(1) Ravich 1989 Revocable Trust.
(2) Wells Fargo Bank, as Trustee of the Twin Cities Fan & Blower Co. Profit Sharing Plan FBO Charles Barry.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Jess M. Ravich has become party to the Sharing and Consent Agreement among the Holders.

Item 7.	Material to Be Filed as Exhibits
Exhibit A — Agreement as to joint filing pursuant to Regulation Section 240.13d-1(f)(1)(iii).
Exhibit B — Sharing and Consent Agreement *
Exhibit C — Power of Attorney (Richard Fitzgerald) *
Exhibit D — Power of Attorney (Melanie Barry) *
* Attached as exhibits to Amendment No. 17 to this Schedule 13D, filed February 5, 2003

Signature

After reasonable inquiry, and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2003

/s/ Marc. H. Kozberg
Marc H. Kozberg

THE TEMPLE COMPANY, L.L.P.

By:		/s/*
Charles Barry, a partner

CHARMEL LIMITED PARTNERSHIP

By:	Charmel Enterprises, Inc.

	By:	/s/*
Charles Barry, President

CHARMEL ENTERPRISES, INC.

By:		/s/*
Charles Barry, President

s/s*
Richard Fitzgerald

/s/*
Charles Barry

/s/*
Melanie Barry

/s/*
Marvin W. Goldstein

/s/*
Robert C. Klas, Sr.

Oak Ridge Capital Group, Inc.

By:	/s/ Marc. H. Kozberg
Marc H. Kozberg, Chief Executive Officer

/s/*
Jess Ravich

* By Marc H. Kozberg, Attorney-in-Fact